SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in continuation to the Material Fact disclosed on December 5, 2022, which deals with the Management Proposal of the Company, to be submitted to the shareholders at its the 185th Extraordinary General Shareholders’ Meeting, to be held on January 5, 2023, which will resolve, among other matters, on the merger of all shares issued by Furnas – Centrais Elétricas S.A. (“Furnas”) by the Company (“Merger of Shares of Furnas” and “Management Proposal”, respectively), hereby informs its shareholders of the following:

As informed to the Shareholders in the Management Proposal, the shareholders of Furnas approved, in the extraordinary general shareholders’ meeting held on September 9, 2022, the capital increase of Furnas, by means of the capitalization of the advance for future capital increase contributed by the Company, in the amount of eight billion, nine hundred and eight million, two hundred and eighteen thousand, six hundred and eighty-one reais and eighty-three centavos (R$8,908,218,681.83) with the issuance of twenty one billion, seven hundred and eleven million, six hundred and twenty three thousand, four hundred and forty (21,711,623,440) shares, of which sixteen billion, nine hundred and thirty-seven million, six hundred and seventy seven thousand, nine hundred and six (16,937,677,906) common shares and four billion, seven hundred and seventy three million, nine hundred and forty five thousand, five hundred and thirty four (4,773,945,534) preferred shares (“Capital Increase”).

The deadline for the minority shareholders of Furnas to exercise their preemptive right in relation to the Capital Increase began on November 8, 2022, ending on December 7, 2022. Considering that such preemptive right could still be exercised on the date of signing of the Management Proposal, as informed in the Management Proposal, the capital increase of the Company resulting from the Merger of Shares of Furnas could vary between one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy four reais and fifty nine centavos (R$119,360,374.59) to one hundred and fifty seven million, six hundred and ninety four thousand, one hundred and eighty reais and twenty five centavos (R$157,694,180.25) with the resulting issuance of two million, four hundred and forty nine thousand, nine hundred and twenty five (2,449,925) to three million, two hundred and thirty six thousand, seven hundred and forty three (3,236,743) new common shares by the Company.

The aforementioned preemptive right was exercised by two (2) minority shareholders of Furnas in the scope of the Capital Increase, with the subscription and payment of an aggregate amount of two hundred and seventy (270) shares, in the aggregate amount of six hundred and fifty eight reais and ten centavos (R$658.10).

Thus, if the Merger of Shares of Furnas is approved by the shareholders at the 185th Extraordinary General Shareholders’ Meeting, the amount of the Company's capital increase and the number of common shares to be issued by the Company as a result of the Merger of Shares of Furnas will be one hundred and nineteen million, three hundred and sixty thousand, four hundred and eighty three reais and ten centavos (R$119,360,483.10), with the resulting issuance of two million, four hundred and forty nine thousand, nine hundred and twenty seven (2,449,927) new common shares.

Rio de Janeiro, December 08, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.